SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AG SERVICES OF AMERICA, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

001250109

(CUSIP Number)

JANUARY 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

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13G/A
CUSIP No. 001250109

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person*: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G/A
CUSIP No. 001250109

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person*: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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13G/A
CUSIP No. 001250109

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”, and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, principal of Greenlight, relating to shares of Common Stock of Ag Services of America, Inc., an Iowa corporation (the “Issuer”). This Amendment modifies the original Schedule 13G filed on July 18, 2003 (the “Original 13G”).

     This Amendment relates to shares of Common Stock, no par, of the Issuer (the “Common Stock”) sold pursuant to a tender offer to Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Rabobank Nederland on January 4, 2004 by Greenlight LLC for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner and, Common Stock sold by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), for which Greenlight Inc. is investment advisor.

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated in its entirety as below:

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 0 shares of Common Stock.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 0% of the outstanding shares of Common Stock.

(c)	Greenlight has the sole power to vote and dispose of no shares of Common Stock. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of no shares of Common Stock.

Item 5 Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated in its entirety as below

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 10 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 6, 2004

Greenlight Capital, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

/S/ DAVID EINHORN

David Einhorn

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